Crowe Horwath LLP
Independent Member Crowe Horwath International

Those Charged with Governance
Venecredit Securities, Inc.
Miami, Florida

In planning and performing our audit of the financial statements of Venecredit Securities, Inc. ("Company") as of and for the year ended December 31, 2017, in accordance with the standards established by the Public Company Accounting Oversight Board, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Our consideration of internal control was for the limited purpose described in the preceding paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. However, as discussed below, we identified certain matters in internal control that we are required to or wish to communicate to you. Matters communicated in this letter are classified as follows.

- Deficiency – A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

- Significant Deficiency – A deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

- Material Weakness – A deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

LACK OF SEGREGATION OF DUTIES	Significant Deficiency
Deficiencies:	During the course of obtaining an understanding of period end financial reporting and close procedures, we noted that one individual has the following incompatible duties: • Ability to disburse funds, authority to approve payments, ability and authority to make salary changes with the third party payroll processor, and ability to post journal entries. • The capability to execute trades, record trades, record journal entries, and maintain customer files.
Recommendation:	Due to the size of the Company, Crowe Horwath recommends a documented secondary review to be implemented at the process level.

This report is intended solely for the information and use of Those Charged with Governance, Board of Directors, management and others within the organization and regulatory agencies and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

Crowe Horwath LLP

Miami, Florida
February 28, 2018



Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Venecredit Securities, Inc. Exemption Report, in which (1) Venecredit Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Venecredit Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3(k): (2)(ii) (the "exemption provisions") and (2) Venecredit Securities, Inc. stated that Venecredit Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2017 without exception. Venecredit Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Venecredit Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k) (2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Crowe Horwath LLP
Crowe Horwath LLP

Miami, Florida
February 28, 2018